SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                November 24, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X  Form 40-F
                                       ---          ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

      (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)


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Corus Group plc

21 November 2006

                                 Corus Group plc

            Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Corus Group plc confirms that, as at close of business on 20 November 2006, it had the following relevant securities in issue (including any ordinary shares represented by American Depositary Shares but excluding any ordinary shares held in treasury):

-   898,638,770 ordinary shares of 50p each under ISIN code GB00B127GF29.

-   3.0% guaranteed convertible unsubordinated bonds due 2007 amounting to
    (euro)307,000,000 convertible into 46,870,230 ordinary shares of Corus Group plc. The ISIN code for these securities is XS0140136523.

- 4.625% convertible subordinated bonds due 2007 amounting to NLG 345,000,000 convertible into 19,338,687 ordinary shares of Corus Group plc. The ISIN code for these securities is NL0000183184.

Each American Depositary Share of Corus Group plc represents two ordinary shares of Corus Group plc.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CORUS GROUP plc



Date: November 24, 2006                  By: Theresa Robinson
    -----------------------                  ----------------
                                         Name: Mrs Theresa Robinson
                                               Group Secretariat Co-ordinator